PE 1/23/2015

UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

[redacted]

15005819

March 16, 2015

James E. Parsons
Exxon Mobil Corporation
james.e.parsons@exxonmobil.com

Act: 1934
Section:
Rule: 14a-8 (DDS)
Public
Availability: 3-16-15

Re: Exxon Mobil Corporation
Incoming letter dated January 23, 2015

Dear Mr. Parsons:

This is in response to your letter dated January 23, 2015 concerning the shareholder proposal submitted to ExxonMobil by the Province of St. Joseph of the Capuchin Order, Zevin Asset Management, LLC on behalf of the Alison S. Gottlieb Revocable Trust, Gwendolen Noyes, the Benedictine Sisters of Mount St. Scholastica and the Christopher Reynolds Foundation. We also have received a letter on the proponents' behalf dated February 18, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Paul M. Neuhauser
pmneuhauser@aol.com

March 16, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exxon Mobil Corporation
Incoming letter dated January 23, 2015

The proposal requests that as elected board directors' terms of office expire, the nominating committee nominate for board election at least one candidate who satisfies the criteria specified in the proposal.

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that ExxonMobil's policies, practices and procedures do not compare favorably with the guidelines of the proposal and that ExxonMobil has not, therefore, substantially implemented the proposal. Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Jacqueline Kaufman
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

February 18, 2015

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Matt McNair, Esq.
Special Counsel
Division of Corporation Finance

Via email to shareholderproposals@sec.gov

Re: Shareholder Proposal submitted to Exxon Mobil Corporation

Dear Sir/Madam:

I have been asked by the Province of St. Joseph of the Capuchin Order, the Benedictine Sisters of Mount St. Scholastica, the Christopher Reynolds Foundation, Zevin Asset Management, LLC, on behalf of the Alison S. Gottlieb Revocable Trust and Ms. Gwendolen Noyes (hereinafter referred to jointly as the "Proponents"), each of whom is a beneficial owner of shares of common stock of Exxon Mobil Corporation (hereinafter referred to either as "Exxon" or the "Company"), and who have jointly submitted a shareholder proposal to Exxon, to respond to the letter dated January 23, 2015, sent to the Securities & Exchange Commission by the Company, in which Exxon contends that the Proponents' shareholder proposal may be excluded from the Company's year 2015 proxy statement by virtue of Rules 14a-8(i)(2) and 14a-8(i)(10).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in Exxon's year 2015 proxy statement and that it is not excludable by virtue of either of the cited rules.

The Proponents' shareholder proposal requests that there be nominated for the Board at least one individual (i) widely recognized as having (ii) "a high level of climate change expertise"; (iii) experience in hydrocarbon environmental matters; (iv) experience in alternative/renewable energy sources and (v) who will qualify as an independent director.

RULE 14a-8(i)(2)

We quite agree that Exxon's Nominating Committee (called the Board Affairs Committee) does not actually place a nominee's name before the shareholders for election. Rather it presents (or "nominates") persons for the full Board to approve as nominees for shareholder election. In the context of the Proponents' shareholder proposal it is clear that this is the process being suggested. And that process fully complies with the Corporation Code of New Jersey.

The usage of the term "nominate" to describe the activity carried on by the Nominating Committee is evident in many ways, not least by the fact that the Board Committee exercising such functions is usually called, by most registrants, the "Nominating Committee", even though it does not nominate but only suggests names for the Board to nominate.

Nor is this practice of using the term "nominating" to describe this recommending function limited to typical corporate parlance. It is also enshrined both in the SEC's own Rules and in the Rules of the New York Stock Exchange where Exxon's stock is listed. Thus Rule 303A.04 of the New York Stock Exchange Listed Company Manual is entitled "Nominating/Corporate Governance Committee" and requires all listed company to have a "nominating/corporate governance" committee composed entirely of independent directors.

The SEC's own rules refer to "Nominating Committees" even though the Commission is well aware of the fact that such committees do not nominate candidates for election in the sense contemplated by the corporation code of New Jersey, but merely bring potential candidates to the attention of the full Board. Thus, Item 407(c) of Regulation S-K (incorporated into Schedule 14A by Regulation 240.14a-101, Item 7(d)), is entitled "Nominating Committee" and refers to a "nominating committee" not less than 18 times. In addition, and even more salient, the SEC's rule refers to the persons proposed by the nominating committee as "nominees" at least thirteen times (six times in Item 407(c)(2)(vi); five times in Item 407(c)(2)(vii) and once each in Items 407(c)(viii) and (ix)). For example, the opening words of Item 407(c)(vii) are: "With regard to each nominee approved by the nominating committee" and Item 407(c)(ix) requires the registrant to "disclose whether the nominating committee chose to ***nominate*** the candidate" (referring to candidates suggested by 5% owners). (Emphasis supplied.)

It is thus clear that, although state corporation codes, including that of New Jersey, provide that the Board shall nominate, in common parlance everyone, including the SEC, refers to the recommendations to the Board by the nominating committee as "nominations".

Consequently, since the Proponents' shareholder proposal uses this normal nomenclature with respect to the requested actions by Exxon's Board Affairs (Nominating) Committee, it does not, in any fair reading of the proposal, suggest that an actual nominating procedure other than that prescribed by the New Jersey statute be followed. The Proponents have merely phrased their proposal in accordance with common usage.

For the foregoing reasons Exxon has failed to carry its burden of proving the applicability of Rule 14a-8(i)(2) to the Proponents' shareholder proposal.

RULE 14a-8(i)(10)

The Proponents' shareholder proposal requests the Nominating Committee to present a candidate who (i) "has a high level of climate change expertise"; (ii) has hydrocarbon environmental experience; (iii) has experience in alternative/renewable energy sources; and (iv) is widely regarded as having these three substantive areas of expertise. The Company claims that it has substantially implemented this proposal for two reasons. Neither suffices.

First, Exxon claims that it has "five independent directors with scientific and technical education backgrounds including degrees in mechanical engineering, industrial engineering, chemistry and biology". Nothing is said about expertise in either climate change or in environmental expertise or in alternative/renewable energy sources. Nothing is said with respect to the requirement that such expertise be widely recognized. Instead, Exxon appears to be claiming that each and every of the literally millions of engineers and millions of scientists in the United States would each met the requisite expertise called for by the Proponents' shareholder proposal. An absurd claim. Furthermore, the failure of each and every one of the incumbent directors to meet the requisite expertise is reinforced by an examination of the Exxon's 2014 Proxy Statement. Pursuant to Regulation S-K, Item 401(e), the Company was required to list the "specific experience, qualifications, attributes or skills" as well as "information about the person's particular areas of expertise" for each director nominee. Exxon's 2014 Proxy Statement lists the "particular experience, qualifications, attributes, and skills of each director nominee". (page 6) Not one candidate has anything listed (pages 6-8) with regard to either climate change or the environment or alternatives/renewables. Only one candidate (out of twelve) lists any scientific expertise at all, and that candidate (E.L. Faukner) lists "expertise in chemistry, electrochemistry and materials". These scientific areas are hardly relevant to the expertise requested by the Proponents' shareholder proposal.

Furthermore, Exxon at no point in its letter makes any assertion whatsoever that any of its directors meets either of two requirements set forth in the proposal, namely (i) that the person have expertise in alternative/renewable energy sources and (ii) that the nominee be *widely recognized* as possessing expertise in each of the three substantive areas of climate change, environmental matters and alternative/renewable matters.

The absence of any expertise by current directors in climate change or environmental matters or alternative/renewable matters is reinforced by an examination of the criteria that Exxon presently employs in determining who should become a candidate for the Board. These are set forth in the Board Affairs Committee Charter and also are set forth in the section of Exxon's 2014 Proxy Statement entitled "Director Qualifications" (page 5):

> **Director Qualifications**
>
> The Board has adopted guidelines outlining the qualifications sought when considering non-employee director candidates. These guidelines are published on our website at *exxonmobil.com/directorguidelines*.

In part, the guidelines describe the necessary experiences and skills expected of director candidates as follows:

"Candidates for non-employee director of Exxon Mobil Corporation should be individuals who have achieved prominence in their fields, with experience and demonstrated expertise in managing large, relatively complex organizations, and/or, in a professional or scientific capacity, be accustomed to dealing with complex situations preferably those with worldwide scope."

The key qualifications the Board seeks across its membership to achieve a balance of diversity and experiences important to the Corporation include: financial expertise; experience as the CEO of a significant company or organization or as a next-level executive with responsibilities for global operations; experience managing large, complex organizations; or experience on one or more boards of significant public or non-profit organizations; and expertise resulting from significant academic, scientific, or research activities. The Board also seeks diversity of life experiences and backgrounds, as well as gender and ethnic diversity.

In summary, Exxon has failed to show that any member of its Board has the expertise in climate change or in environmental matters or in alternative/renewable matters called for by the Proponents' shareholder proposal. And no attempt whatsoever has been made to establish that any director is "widely recognized" as having such expertise.

Thus, Exxon is forced to rely on its second argument, namely that by virtue of service on the Board of Exxon and/or on the boards of other companies, the Company's independent directors "already possess substantial 'expertise' in climate change and environmental issues that relate to the Company's business". Note the absence of any claim that such service creates expertise in alternative/renewable energy or that such service automatically makes a director "widely recognized" as having expertise in any of the three substantive areas. In other words, the Company argues that merely by serving on a board, a director thereby attains the type of expertise called for by two of the four prongs set forth in the Proponents' shareholder proposal. We submit that this is analogous to arguing that merely because a director is familiar with a company's budget and financial statements that she/he would thereby qualify as an "Audit Committee Financial Expert" under Regulation S-K Item 407(d)(5). That Item requires more before one may be deemed to be a financial expert and, similarly, the Proponents' shareholder proposal demands more than board experience in order to qualify as an expert on climate change and environmental matters.

In summary, Exxon has not even attempted to establish that any director has any expertise in one of the three substantive areas (alternatives/renewables) that the proposal covers. In the remaining two areas (climate change and environmental) it has failed to argue that any expertise that a director may have is widely recognized by either the business community of the environmental community, thereby conceding that no such expertise is widely recognized on the part of any director. And finally, it has failed in its attempt to establish that any current director has any expertise at all in either climate change or environmental matters.

For the forgoing reasons, the Company has failed to satisfy its burden of proving that it has substantially implemented the Proponents' shareholder proposal.

In conclusion, we request that the Staff inform the Company that the SEC Proxy Rules require denial of the Company's no-action letter request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the Staff wishes any further information. Faxes can be received at the same number and mail and email addresses appear on the letterhead.

Very truly yours,

Paul M. Neuhauser

cc: James E. Parsons
All proponents
Laura Berry

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1488 Facsimile

James E. Parsons
Coordinator
Corporate Securities & Finance

ExxonMobil

January 23, 2015

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Exxon Mobil Corporation*
Shareholder Proposal of the Province of St. Joseph of the Capuchin Order, Zevin Asset Management, LLC on behalf of the Alison S. Gottlieb Revocable Trust, Gwendolen Noyes, the Benedictine Sisters of Mount St. Scholastica, and the Christopher Reynolds Foundation
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Exxon Mobil Corporation (the "Company") intends to omit from its proxy statement and form of proxy for its 2015 Annual Meeting of Shareholders (collectively, the "2015 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from the Province of St. Joseph of the Capuchin Order, Zevin Asset Management, LLC on behalf of the Alison S. Gottlieb Revocable Trust, Gwendolen Noyes, the Benedictine Sisters of Mount St. Scholastica, and the Christopher Reynolds Foundation (the "Proponents").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation

Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> **RESOLVED**, shareholders request that, as elected board directors' terms of office expire, the Exxon Mobil Corporation's Board's Nominating Committee nominate for Board election at least one candidate who:
>
> - has a high level of climate change expertise and experience in environmental matters relevant to hydrocarbon exploration and production, related risks, and alternative, renewable energy sources and is widely recognized in the business and environmental communities as such, as reasonably determined by ExxonMobil's Board, and
>
> - will qualify, subject to exceptions in extraordinary circumstances explicitly specified by the board, as an independent director.

A copy of the Proposal, as well as related correspondence with the Proponents, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may properly be excluded from the 2015 Proxy Materials pursuant to:

- Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate New Jersey law; and

- Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

ANALYSIS

I. The Proposal May Be Excluded Pursuant To Rule 14a-8(i)(2) Because Implementation Of The Proposal Would Cause The Company To Violate New Jersey Law

Rule 14a-8(i)(2) allows the exclusion of a proposal if implementation of the proposal would "cause the company to violate any state, federal, or foreign law to which it is subject." *See Kimberly-Clark Corp.* (avail. Dec. 18, 2009); *Bank of America Corp.* (avail. Feb. 11, 2009). The Company is incorporated in New Jersey. For the reasons set forth in the legal opinion provided by Day Pitney LLP regarding New Jersey law (the "New Jersey Law Opinion"), the Proposal is excludable under Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate New Jersey law. A copy of the New Jersey Law Opinion is attached to this letter as Exhibit B.

As explained in the New Jersey Law Opinion, under New Jersey law the board of directors of a New Jersey corporation may not authorize a committee of the board to "submit to shareholders any action that requires shareholders' approval." *See* Section 14A:6-9(1)(c) of the New Jersey Business Corporation Act. Accordingly, only the full board of directors can submit matters, such as the election of directors, to the shareholders of a New Jersey corporation like the Company. The Proposal requests that the Company's Board Affairs Committee,[1] rather than the full board of directors of the Company, nominate a candidate for election as a director. Because the nomination by the Board Affairs Committee of a candidate for election as director would require that the committee have the authority to submit an action (the election of a director) to shareholder approval, such action would be in violation of New Jersey law, as discussed in the New Jersey Law Opinion. The Proposal calls for a committee of the Company's full board of directors to take actions (the submission of directors to be voted on by the Company's shareholders), the authority for which is exclusively granted to the full board of directors by the New Jersey Business Corporation Act.

On numerous occasions the Staff has concurred with the exclusion of a shareholder proposal under Rule 14a-8(i)(2) where the proposal, if implemented, would require a designated person or group to take an action that, under state law, may only be taken by a corporation's board of directors. The Staff previously has concurred that a proposal could be excluded

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[1] The Proposal refers to the Company's "Nominating Committee"; however, the Company's Board Affairs Committee serves as its nominating and corporate governance committee.

under Rule 14a-8(i)(2) where such proposal called for an action by a constituency other than the board of directors, where Section 14A:6-9 of the New Jersey Business Corporation Act exclusively granted the power to take such action to the full board of directors. In *Johnson & Johnson* (avail. Feb. 16, 2012), the Staff concurred in the exclusion under Rule 14a-8(i)(2) of a proposal requesting that a company take steps to adopt a bylaw that would disqualify any director receiving greater than 10% "no" or "withheld" vote from serving on the company's compensation committee. The company provided an opinion of counsel and argued that the proposal interfered with the "exclusive grant of authority given to the Board of Directors [by Section 14A:6-9] to appoint directors to committees of the Board." *See also Bank of America Corp.* (avail. Feb. 11, 2009) (concurring in the exclusion under Rule 14a-8(i)(2) of a proposal requesting that the company amend its bylaws to establish a board committee and authorize the board chairman to appoint members of the committee where state law required that the entire board appoint members of any committee).

Therefore, the Proposal is excludable under Rule 14a-8(i)(2) because, as explained in the New Jersey Law Opinion, implementation of the Proposal would cause the Company to violate New Jersey law.

II. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because The Company Has Substantially Implemented The Proposal.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (Jul. 7, 1976) (the "1976 Release"). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in 1983, the Commission adopted a revision to the rule to permit the omission of proposals that had been "substantially implemented" (the 1983 Release), and the Commission codified this revised interpretation in Exchange Act Release No. 40018 at n.30 (May 21, 1998). Thus, when a company can demonstrate that it already has taken actions to address the underlying concerns and essential objectives of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010); *Exxon Mobil Corp. (Burt)* (avail. Mar. 23, 2009); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Johnson &*

Johnson (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *Masco Corp.* (avail. Mar. 29, 1999); *The Gap, Inc.* (avail. Mar. 8, 1996).

Applying this standard, the Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Masco Corp.* (avail. Mar. 29, 1999).

Differences between a company's actions and a shareholder proposal are permitted so long as the company's actions satisfactorily address the proposal's essential objective. *See, e.g., Hewlett-Packard Co.* (avail. Dec. 11, 2007) (proposal requesting that the board permit shareholders to call special meetings was substantially implemented by a proposed bylaw amendment to permit shareholders to call a special meeting unless the board determined that the specific business to be addressed had been addressed recently or would soon be addressed at an annual meeting); *Johnson & Johnson* (avail. Feb. 17, 2006) (proposal that requested the company to confirm the legitimacy of all current and future U.S. employees was substantially implemented because the company had verified the legitimacy of 91% of its domestic workforce). Further, when a company can demonstrate that it has already taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented." *See, e.g., Exxon Mobil Corp.* (avail. Mar. 23, 2009); *Exxon Mobil Corp. (Burt)* (avail. Jan. 24, 2001); *The Gap, Inc.* (avail. Mar. 8, 1996).

The Proposal requests that the Company's Board Affairs Committee nominate at least person to serve as an independent director who, "as reasonably determined by ExxonMobil's Board," has a "high level of climate change expertise and experience in environmental matters" relevant to the Company's business. As discussed below, the Company's Board of Directors already reflects substantial expertise in climate change and other environmental matters relevant to the Company. Accordingly, the Proposal has already been substantially implemented and may be excluded pursuant to Rule 14a-8(i)(10).

The Company is a high-technology business engaged in complex operations around the world. These operations involve inherent risk related to, among other things, climate change and environmental factors. Accordingly, our Board includes members with scientific and technical backgrounds who are well-educated in the environmental issues, such as climate change, that directly affect our business.

As explained in the Guidelines for Selection of Non-employee Directors posted on our website,[2] the Company's director candidates "should be individuals who have achieved prominence in their fields, with experience and demonstrated expertise in managing large, relatively complex organizations, and/or, in *a professional or scientific capacity*, be accustomed to dealing with complex situations preferably those with worldwide scope." (Emphasis added.)

Consistent with these Guidelines, the Company's Board presently includes five independent directors with scientific and technical educational backgrounds, including degrees in mechanical engineering, industrial engineering, chemistry and biology. Further, many of the Company's current directors also serve or have served as senior executives of other major companies for which climate change represents a critical issue, including manufacturing companies, insurance companies, and other global businesses. Accordingly, the Company's directors, including its independent directors, already possess substantial "expertise" in climate change and other environmental issues that relate to the Company's business. This expertise is sufficient to substantially implement the Proposal, which does not specifically require a director with a degree or work experience in the scientific field of climatology, but only requests that the Company nominate an "expert" to serve on the Board. The Company's independent directors meet this requirement under any reasonable interpretation of the word.

Also importantly, as an integral part of their service as ExxonMobil directors *all* members of the Board receive regular, detailed reviews and discussions on the wide range of environmental issues facing the Company, including climate change. Climate change reviews in particular included detailed presentations on the most recent reports of the Intergovernmental Panel on Climate Change presented by scientists who actively participated in the preparation of those reports. The Proposal emphasizes that the independent director it seeks should possess not just expertise but also *experience* in environmental matters relevant to hydrocarbon exploration and production. In addition to their other qualifications each of the Company's directors, including its independent directors, has experience in considering environmental issues affecting the oil and gas business, including climate change, through service on the Company's Board.

---

[2] Available at http://corporate.exxonmobil.com/en/investors/corporate-governance/additional-policies-and-guidelines/guidelines-for-the-selection-of-nonemployee-directors?parentId=5a3566f6-f56e-4719-843b-60f10c3d6d25.

In short, the Company's Board believes that its independent members already include persons with both expertise and experience in environmental matters relevant to hydrocarbon exploration and production, as called for by the Proposal.

When a company has already acted favorably on an issue addressed in a shareholder proposal, Rule 14a-8(i)(10) provides that the company is not required to ask its shareholders to vote on that same issue. In this regard, the Staff has on numerous occasions concurred with the exclusion of proposals that pertained to a company's response to environmental concerns where the company had already addressed each element requested in the proposal. *See, e.g., McDonald's Corporation* (avail. Mar. 26, 2014) (Staff concurring that proposal requesting public articulation of directors' duties with respect to sustainability could be excluded pursuant to Rule 14a-8(i)(10) where company disclosed that directors had reviewed the company's sustainability); *Target Corporation (Jorgensen)* (avail. Mar. 26, 2013) (Staff concurring that proposal requesting that senior management state its philosophy regarding sustainability could be excluded pursuant to Rule 14a-8(i)(10) where company had previously provided a report that included discussion on sustainability).

Accordingly, based on the actions taken by the Company, the Proposal may be excluded from the Company's 2015 Proxy Materials under Rule 14a-8(i)(10) as substantially implemented.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (972) 444-1478 or Elizabeth A. Ising of Gibson, Dunn & Crutcher LLP at (202) 955-8287.

Sincerely,

James E. Parsons
Coordinator—Corporate, Finance and Securities Law

Enclosures

cc: Elizabeth A. Ising, Gibson, Dunn & Crutcher LLP

Rev. Michael H. Crosby, OFMCap.
Sonia Kowal, Zevin Asset Management, LLC
Gwendolen Noyes
Rose Marie Stallbaumer, OSB, the Benedictine Sisters of Mount St. Scholastica
Steven Viederman, The Christopher Reynolds Foundation

101856347.9

Exhibit A

C - JJW
© - BT

CORPORATE RESPONSIBILITY OFFICE

Province of St. Joseph of the Capuchin Order

1015 North Ninth Street
Milwaukee WI 53233
414-406-1265
MikeCrosby@aol.com

December 3, 2014

Jeffrey J. Woodbury, Vice President of Investor Relations and Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

RECEIVED
DEC 4 2014
B. D. TINSLEY

Received
DEC 04 2014
J. J. Woodbury

Dear Jeffrey:

First off, thank you and the other XOM representatives for an engaging meeting yesterday. I don't know if we moved toward any new agreement on matters that have separated us, but the discussion was civil and honest. However I did leave the meeting frustrated about our ongoing inability to talk with anybody at the Board level about the critical issue of climate change from our perspective (outside them hearing us for a few minutes each year at the annual meeting).

Trying to figure out what to do about this, at first I thought of running someone for the Board with climate change credentials. Given his recent statement of critical concern, I thought Lord Browne, former CEO of BP, might be a good candidate. But I don't know him. Not knowing anybody else personally with such credentials, I thought of an alternative. Thus the enclosed.

The Province of St. Joseph of the Capuchin Order has owned at least $2,000 worth of Exxon Mobil Corporation common stock for over one year and will be holding this through next year's annual meeting which I plan to attend in person or by proxy. You will be receiving verification of our ownership of this stock from our Custodian under separate cover, dated December 3, 2014.

I am authorized, as Corporate Responsibility Agent of the Province, to file the enclosed resolution for inclusion in the proxy statement for the next annual meeting of Exxon Mobil Corporation shareholders. I do this in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at the next annual meeting.

As always, I hope we might come to some kind of agreement on this issue in a way that find us withdrawing the attached resolution.

Sincerely yours,

Mike Crosby

(Rev) Michael H. Crosby, OFMCap.
Corporate Responsibility Agent

Choose Director(s) with Environmental Expertise to Serve on ExxonMobil Board

Climate change expertise at both management and board levels is critical to companies' success in the energy industry because of significant environmental issues associated with their operations. These impact shareholders, lenders, host country governments and regulators, as well as affected communities. Companies' ability to demonstrate policies and best practices reflecting internationally accepted environmental standards can lead either to successful business planning or difficulties in raising new capital and obtaining the necessary licenses from regulators.

We believe ExxonMobil's Board of Directors would benefit by addressing the impact of climate change on its business at its most strategic level by electing to its Board independent specialists versed in all business aspects of climate change. Just one authoritative figure with acknowledged expertise and standing could perform a valuable role in ways that would enable the Board to more effectively address the environmental issues and risks inherent in its present business model regarding climate change. It would also help ensure that the highest levels of attention are focused on developing environmental standards for new projects. In comparison, banks which had inadequate expertise on their boards to deal with risks related to new financial instruments and transactions often paid a huge price with a major impact on shareholder value.

Since the Exxon Valdez incident, the public's perception of ExxonMobil represents a company with questionable environmental practices. For years some shareholders concerned about ExxonMobil's approach to climate change have asked to engage directly with members of its Board; consistently they have been denied this access to dialogue on matters of critical concern regarding climate change.

RESOLVED, shareholders request that, as elected board directors' terms of office expire, the Exxon Mobil Corporation's Board's Nominating Committee nominate for Board election at least one candidate who:

- has a high level of climate change expertise and experience in environmental matters relevant to hydrocarbon exploration and production, related risks, and alternative, renewable energy sources and is widely recognized in the business and environmental communities as such, as reasonably determined by ExxonMobil's Board, and

- will qualify, subject to exceptions in extraordinary circumstances explicitly specified by the board, as an independent director.*

*a director shall not be considered "independent" if, during the last three years, she or he –

- was, or is affiliated with a company that was an advisor or consultant to the Company;
- was employed by or had a personal service contract(s) with the Company or its senior management;
- was affiliated with a company or non-profit entity that received the greater of $2 million or 2% of its gross annual revenues from the Company;
- had a business relationship with the Company worth at least $100,000 annually;
- has been employed by a public company at which an executive officer of the Company serves as a director;
- had a relationship of the sorts described herein with any affiliate of the Company; and
- was a spouse, parent, child, sibling or in-law of any person described above.

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Jeffrey J. Woodbury
Vice President, Investor Relations
and Secretary

ExxonMobil

December 10, 2014

VIA UPS – OVERNIGHT DELIVERY

Reverend Michael H. Crosby, OFM Cap.
Corporate Responsibility Agent
Corporate Responsibility Office
Province of St. Joseph of the Capuchin Order
1015 North Ninth Street
Milwaukee, WI 53233

Dear Reverend Crosby:

This will acknowledge receipt of the proposal concerning a climate expert on the board, which you have submitted on behalf of Province of St. Joseph of the Capuchin Order in connection with ExxonMobil's 2015 annual meeting of shareholders. However, proof of share ownership was not included in your December 3, 2014 submission.

In order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a proponent to submit sufficient proof that it has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. For this Proposal, the date of submission is December 3, 2014, which is the date the Proposal was accepted by the overnight delivery service.

The Proponent does not appear on our records as a registered shareholder. Moreover, to date we have not received proof that the Proponent has satisfied these ownership requirements. To remedy this defect, the Proponent must submit sufficient proof verifying its continuous ownership of the requisite number of ExxonMobil shares for the one-year period preceding and including December 3, 2014.

As explained in Rule 14a-8(b), sufficient proof must be in the form of:

- a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that the Proponent continuously held the requisite number of ExxonMobil shares for the one-year period preceding and including December 3, 2014; or

- if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Proponent's ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the requisite number of ExxonMobil shares for the one-year period.

If the Proponent intends to demonstrate ownership by submitting a written statement from the "record" holder of their shares as set forth in the first bullet point above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Such brokers and banks are often referred to as "participants" in DTC. In Staff Legal Bulletin No. 14F (October 18, 2011) (copy enclosed), the SEC staff has taken the view that only DTC participants should be viewed as "record" holders of securities that are deposited with DTC.

The Proponent can confirm whether their broker or bank is a DTC participant by asking their broker or bank or by checking the listing of current DTC participants, which is available on the internet at: http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

- If the Proponent's broker or bank is a DTC participant, then the Proponent needs to submit a written statement from their broker or bank verifying that the Proponent continuously held the requisite number of ExxonMobil shares for the one-year period preceding and including December 3, 2014.

- If the Proponent's broker or bank is not a DTC participant, then the Proponent needs to submit proof of ownership from the DTC participant through which the securities are held verifying that the Proponent continuously held the requisite number of ExxonMobil shares for the one-year period preceding and including December 3, 2014. The Proponent should be able to find out who this DTC participant is by asking the Proponent's broker or bank. If the Proponent's broker is an introducing broker, the Proponent may also be able to learn the identity and telephone number of the DTC participant through the Proponent's account statements, because the clearing broker identified on the Proponent's account statements will generally be a DTC participant. If the DTC participant that holds the Proponent's shares knows the Proponent's broker's or bank's holdings, but does not know the Proponent's holdings, the Proponent needs to satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including December 3, 2014, the required amount of securities were continuously held – one from the Proponent's broker or bank confirming the Proponent's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1505, or by email to jeanine.gilbert@exxonmobil.com.

You should note that, if the proposal is not withdrawn or excluded, the Proponent or the Proponent's representative, who is qualified under New Jersey law to present the proposal on the Proponent's behalf, must attend the annual meeting in person to present the proposal. Under New Jersey law, only shareholders or their duly constituted proxies are entitled as a matter of right to attend the meeting.

If the Proponent intends for a representative to present the Proposal, the Proponent must provide documentation that specifically identifies their intended representative by name and specifically authorizes the representative to act as the Proponent's proxy at the annual meeting. To be a valid proxy entitled to attend the annual meeting, the representative must have the authority to vote the Proponent's shares at the meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. The authorized representative should also bring an original signed copy of the proxy documentation to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on the Proponent's behalf prior to the start of the meeting.

In the event there are co-filers for this proposal and in light of the guidance in SEC staff legal bulletin No. 14F dealing with co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all co-filers, including with respect to any potential negotiated withdrawal of the proposal. Unless the lead filer can represent that it holds such authority on behalf of all co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Note that under Staff Legal Bulletin No. 14F, the SEC will distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage all proponents and any co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the proposal is subject to a no-action request.

We are interested in discussing this proposal and will contact you in the near future.

Sincerely,

JJW/ljg

Enclosures

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year <u>by the date you submit the proposal</u>" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

charles SCHWAB

2423 E. Lincoln Drive
Phoenix, AZ 85306

Received
DEC 16 2014
J. J. Woodbury

RECEIVED
DEC 17 2014
B. D. TINSLEY

December 3, 2014

Jeffrey J. Woodbury, Vice President of Investor Relations and Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Dear Jeffrey:

The Province of St. Joseph of the Capuchin Order Corporate Responsibility Account with address 1015 N. Ninth St., Milwaukee WI 53233 has held at least $ 2000.00 of ExxonMobil common stock for over one year from the date of this letter. The shareholder has been informed by the Province of St. Joseph of the Capuchin Order that this amount of stock should be held in the portfolio through the 2015 annual meeting.

Charles Schwab & Company, Inc. holds shares with our custodian, the Depository Trust Company and our participant number is 164.

Thank you

Jana Tongson
2423 E. Lincoln Drive
Phoenix, AZ 85016
602-355-7674

SIGNATURE GUARANTEED
MEDALLION GUARANTEED
CHARLES SCHWAB & CO., INC.
AUTHORIZED SIGNATURE
(526MG) Z9010410
SECURITIES TRANSFER AGENTS MEDALLION PROGRAM™

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving,TX 75039-2298

ExxonMobil

December 17, 2014

VIA UPS – OVERNIGHT DELIVERY

Ms. Sonia Kowal
President
Zevin Asset Management, LLC
11 Beacon Street, Suite 1125
Boston, MA 02108

Dear Ms. Kowal:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Alison S. Gottlieb Revocable Trust (the "Co-filer") the proposal previously submitted by Reverend Michael Crosby concerning climate expert on board in connection with ExxonMobil's 2015 annual meeting of shareholders. By copy of a letter from UBS Financial, share ownership has been verified.

In light of the guidance in SEC staff legal bulletin No. 14F dealing with Co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all Co-filers, including with respect to any potential negotiated withdrawal of the proposal. Unless the lead filer can represent that it holds such authority on behalf of all Co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Note that under Staff Legal Bulletin No. 14F, the SEC will distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage all proponents and any co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the proposal is subject to a no-action request.

Sincerely,

Brian D. Tinsley
Manager, Shareholder Relations

BDT/ljg

c: Reverend Michael Crosby

Zevin Asset Management, LLC

PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

December 10, 2014

RECEIVED
DEC 1 2 2014
G.R. GLASS

Mr. Jeffrey Woodbury
Secretary
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039-2298
Re: Shareholder Proposal for 2015 Annual Meeting

Dear Mr. Woodbury:

Enclosed please find our letter co-filing the attached proposal to be included in the proxy statement of Exxon Mobil (the "Company") for its 2015 annual meeting of stockholders.

Zevin Asset Management is a socially responsible investment manager which integrates financial and environmental, social, and governance research in making investment decisions on behalf of our clients. We are filing on behalf of one of our clients, the Alison S. Gottlieb Revocable Trust (the Proponent), who has continuously held, for at least one year of the date hereof, 226 shares of the Company's common stock which would meet the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended. Verification of this ownership from a DTC participating bank (number 0221), UBS Financial Services Inc, is enclosed.

Zevin Asset Management, LLC has complete discretion over the Proponent's shareholding account at UBS Financial Services Inc which means that we have complete discretion to buy or sell investments in the Proponent's portfolio. Let this letter serve as a confirmation that the Proponent intends to continue to hold the requisite number of shares through the date of the Company's 2015 annual meeting of stockholders.

Zevin Asset Management, LLC is a co-filer for this resolution. The Province of St. Joseph of the Capuchin Order is the lead filer of this resolution and can act on our behalf in withdrawal of this resolution. A representative of the filer will be present at the stockholder meeting to present the proposal.

Zevin Asset Management welcomes the opportunity to discuss the proposal with representatives of the Company. Please confirm receipt to me 617-742-6666 x308 or sonia@zevin.com.

Sincerely,

Sonia Kowal
President
Zevin Asset Management, LLC

11 Beacon Street, Suite 1125, Boston, MA 02108 • www.zevin.com • PHONE 617-742-6666 • FAX 617-742-6660 • invest@zevin.com

Choose Director(s) with Environmental Expertise to Serve on ExxonMobil Board

Climate change expertise at both management and board levels is critical to companies' success in the energy industry because of significant environmental issues associated with their operations. These impact shareholders, lenders, host country governments and regulators, as well as affected communities. Companies' ability to demonstrate policies and best practices reflecting internationally accepted environmental standards can lead either to successful business planning or difficulties in raising new capital and obtaining the necessary licenses from regulators.

We believe ExxonMobil's Board of Directors would benefit by addressing the impact of climate change on its business at its most strategic level by electing to its Board independent specialists versed in all business aspects of climate change. Just one authoritative figure with acknowledged expertise and standing could perform a valuable role in ways that would enable the Board to more effectively address the environmental issues and risks inherent in its present business model regarding climate change. It would also help ensure that the highest levels of attention are focused on developing environmental standards for new projects. In comparison, banks which had inadequate expertise on their boards to deal with risks related to new financial instruments and transactions often paid a huge price with a major impact on shareholder value.

Since the Exxon Valdez incident, the public's perception of ExxonMobil represents a company with questionable environmental practices. For years some shareholders concerned about ExxonMobil's approach to climate change have asked to engage directly with members of its Board; consistently they have been denied this access to dialogue on matters of critical concern regarding climate change.

RESOLVED, shareholders request that, as elected board directors' terms of office expire, the Exxon Mobil Corporation's Board's Nominating Committee nominate for Board election at least one candidate who:

- has a high level of climate change expertise and experience in environmental matters relevant to hydrocarbon exploration and production, related risks, and alternative, renewable energy sources and is widely recognized in the business and environmental communities as such, as reasonably determined by ExxonMobil's Board, and

- will qualify, subject to exceptions in extraordinary circumstances explicitly specified by the board, as an independent director.*

---

*a director shall not be considered "independent" if, during the last three years, she or he:

- was, or is affiliated with a company that was an advisor or consultant to the Company;
- was employed by or had a personal service contract(s) with the Company or its senior management;
- was affiliated with a company or non-profit entity that received the greater of $2 million or 2% of its gross annual revenues from the Company;
- had a business relationship with the Company worth at least $100,000 annually;
- has been employed by a public company at which an executive officer of the Company serves as a director;
- had a relationship of the sorts described herein with any affiliate of the Company; and
- was a spouse, parent, child, sibling or in-law of any person described above.

Zevin Asset Management

PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

December 10, 2014

To Whom It May Concern:

Please find attached DTC participant (number 0221) UBS Financial Services Inc's custodial proof of ownership statement of Exxon Mobil from the Alison S. Gottlieb Revocable Trust. Zevin Asset Management, LLC is the investment advisor to the Alison S. Gottlieb Revocable Trust and filed a share holder resolution her behalf.

This letter serves as confirmation that the Alison S. Gottlieb Revocable Trust t is the beneficial owner of the above referenced stock.

Sincerely,

Sonia Kowal

Sonia Kowal

President
Zevin Asset Management, LLC

UBS

UBS Financial Services Inc.
One Post Office Square
Boston, MA 02109
Tel. 617-439-8000
Fax 617-439-8474
Toll Free 800-225-2385

www.ubs.com

December 10, 2014

To Whom It May Concern:

This is to confirm that DTC participant (number 0221) UBS Financial Services Inc is the custodian for 226 shares of common stock in Exxon Mobil (XOM) owned by the Alison S. Gottlieb Revocable Trust.

We confirm that the above account has beneficial ownership of at least $2,000 in market value of the voting securities of XOM and that such beneficial ownership has continuously existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

The shares are held at Depository Trust Company under the Nominee name of UBS Financial Services.

This letter serves as confirmation that the Alison S. Gottlieb Revocable Trust is the beneficial owner of the above referenced stock.

Zevin Asset Management, LLC is the investment advisor the Alison S. Gottlieb Revocable Trust and is planning to co-file a share holder resolution on the Alison S. Gottlieb Revocable Trust's behalf.

Sincerely,

Kelley A. Bowker
Assistant to Myra G. Kolton

Gilbert, Jeanine

From:	Sonia Kowal <sonia@zevin.com>
Sent:	Friday, December 19, 2014 1:48 PM
To:	Gilbert, Jeanine
Cc:	mikecrosby@aol.com
Subject:	for Brian Tinsley - authority for the Province of St Joseph to represent us
Categories:	External Sender

Dear Brian,

I am in receipt of your letter dated December 17, 2014. Please note the Province of St. Joseph of the Capuchin Order has the clear authority to act on behalf of us as co-filer of this proposal, including with respect to any potential negotiated withdrawal of the proposal.

We look forward to engaging in a productive dialogue on this issue.

Kind Regards,

Sonia

Sonia Kowal
President | Zevin Asset Management, LLC
11 Beacon Street, Suite 1125 | Boston, MA 02108
617.742.6666 x308 | sonia@zevin.com
www.zevin.com

Pioneers in Socially Responsible Investing

RECEIVED
DEC 19 2014
B. D. TINSLEY

Ms. Gwendolen Noyes

*** FISMA & OMB Memorandum M-07-16 ***

Received
DEC 08 2014
J. J. Woodbury

December 4, 2014

Mr. Jeffrey Woodbury
Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

RECEIVED
DEC - 8 2014
G.R. GLASS

Dear Mr. Woodbury:

I own 150 shares of Exxon Mobil Corporation stock. I believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. I write today to encourage Exxon Mobil to take steps to increase accountability related to climate change.

In particular, I am supporting the request to have the Board include a person with environmental expertise. I am submitting the enclosed shareholder proposal as a co-sponsor with the Province of St. Joseph of the Capuchin Order (the Capuchins) as the primary filer for inclusion in the 2015 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. I am the beneficial owner of at least $2,000 worth of Exxon Mobil stock as defined in Rule 13d-3 of the Securities Exchange Act of 1934.

I have been a continuous shareholder for more than one year and I will continue to be an investor holding at least $2,000 market value of the requisite number of shares through the 2015 stockholder meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules. I will be pleased to provide additional proof of ownership from my sub-custodian, a DTC participant.

Please copy correspondence both to me and to Timothy Smith at Walden Asset Management (tsmith@bostontrust.com) my investment manager. I hereby deputize Province of St. Joseph of the Capuchin Order to act on my behalf in withdrawing this resolution.

Sincerely,

Gwendolen Noyes

Encl. Resolution Text

Choose Director(s) with Environmental Expertise to Serve on ExxonMobil Board

Climate change expertise at both management and board levels is critical to companies' success in the energy industry because of significant environmental issues associated with their operations. These impact shareholders, lenders, host country governments and regulators, as well as affected communities. Companies' ability to demonstrate policies and best practices reflecting internationally accepted environmental standards can lead either to successful business planning or difficulties in raising new capital and obtaining the necessary licenses from regulators.

We believe ExxonMobil's Board of Directors would benefit by addressing the impact of climate change on its business at its most strategic level by electing to its Board independent specialists versed in all business aspects of climate change. Just one authoritative figure with acknowledged expertise and standing could perform a valuable role in ways that would enable the Board to more effectively address the environmental issues and risks inherent in its present business model regarding climate change. It would also help ensure that the highest levels of attention are focused on developing environmental standards for new projects. In comparison, banks which had inadequate expertise on their boards to deal with risks related to new financial instruments and transactions often paid a huge price with a major impact on shareholder value.

Since the Exxon Valdez incident, the public's perception of ExxonMobil represents a company with questionable environmental practices. For years some shareholders concerned about ExxonMobil's approach to climate change have asked to engage directly with members of its Board; consistently they have been denied this access to dialogue on matters of critical concern regarding climate change.

RESOLVED, shareholders request that, as elected board directors' terms of office expire, the Exxon Mobil Corporation's Board's Nominating Committee nominate for Board election at least one candidate who:

- has a high level of climate change expertise and experience in environmental matters relevant to hydrocarbon exploration and production, related risks, and alternative, renewable energy sources and is widely recognized in the business and environmental communities as such, as reasonably determined by ExxonMobil's Board, and

- will qualify, subject to exceptions in extraordinary circumstances explicitly specified by the board, as an independent director.*

*a director shall not be considered "independent" if, during the last three years, she or he –

- was, or is affiliated with a company that was an advisor or consultant to the Company;
- was employed by or had a personal service contract(s) with the Company or its senior management;
- was affiliated with a company or non-profit entity that received the greater of $2 million or 2% of its gross annual revenues from the Company;
- had a business relationship with the Company worth at least $100,000 annually;
- has been employed by a public company at which an executive officer of the Company serves as a director;
- had a relationship of the sorts described herein with any affiliate of the Company; and
- was a spouse, parent, child, sibling or in-law of any person described above.

Wealth Manager Services
1200 Crown Colony Drive
Quincy, MA 02169-0938
www.statestreet.com

STATE STREET.

Date: December 4, 2014

To Whom It May Concern:

State Street Bank and Trust Company ("State Street") is the sub-custodian for Boston Trust & Investment Management Company (Boston Trust) who is the custodian for the account of **Gwendolen Noyes.**

In connection with a shareholder proposal submitted by **Gwendolen Noyes** on **December 4, 2014** we are writing to confirm that **Gwendolen Noyes** has had beneficial ownership of a least $2,000 in market value of the voting securities of **Exxon Mobil Corporation (Cusip#30231G102)** for more than one year.

As indicated earlier State Street serves as the sub-custodian for Boston Trust and Investment Management Company. State Street is a DTC participant.

In witness hereof the individual signing below confirms to best of her knowledge that the above statements are true and accurate.

Sincerely,

Bryan Gautreau
Assistant Vice President
Date: 12/8/14

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving,TX 75039-2298

ExxonMobil

December 17, 2014

VIA UPS – OVERNIGHT DELIVERY

Ms. Gwendolen Noyes

*** FISMA & OMB Memorandum M-07-16 ***

Dear Ms. Noyes:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of Ms. Gwendolen Noyes (the "Co-filer") the proposal previously submitted by Reverend Michael Crosby concerning climate expert on board in connection with ExxonMobil's 2015 annual meeting of shareholders. By copy of a letter from State Street, share ownership has been verified.

In light of the guidance in SEC staff legal bulletin No. 14F dealing with Co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all Co-filers, including with respect to any potential negotiated withdrawal of the proposal. Unless the lead filer can represent that it holds such authority on behalf of all Co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Note that under Staff Legal Bulletin No. 14F, the SEC will distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage all proponents and any co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the proposal is subject to a no-action request.

Sincerely,

Brian D. Tinsley
Manager, Shareholder Relations

BDT/ljg

c: Reverend Michael Crosby

Mount St. Scholastica
BENEDICTINE SISTERS

RECEIVED
DEC - 9 2014
G.R. GLASS

December 8, 2014

Mr. Jeffrey Woodbury
Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039-2298

Sent by Fax: 972-444-~~1157~~ 1505

Dear Mr. Woodbury:

I am writing you on behalf of the Benedictine Sisters of Mount St. Scholastica to co-file the stockholder resolution on Choose Director(s)with Environmental Expertise to Serve on ExxonMobil Board. In brief, the proposal states: RESOLVED: shareholders request that, as elected board directors' terms of office expire, the Exxon Mobil Corporation's Board's Nominating Committee nominate for Board election at least one candidate who: has a high level of climate change expertise and experience in environmental matters relevant to hydrocarbon exploration and production, related risks, and alternative, renewable energy sources and is widely recognized in the business and environmental communities as such, as reasonably determined by ExxonMobil's Board, and will qualify, subject to exceptions in extraordinary circumstances explicitly specified by the board, as an independent director.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with the Providence of St. Joseph of the Capuchin Order. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2015 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 50 shares of ExxonMobil stock and intend to hold $2,000 worth through the date of the 2015 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal.
Please note that the contact person for this resolution/proposal will be Michael Crosby, OFMCap of the Providence of St. Joseph of the Capuchin Order who can be reached at mikecrosby@aol.com. Michael Crosby as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

Respectfully yours,

Rose Marie Stallbaumer, OSB

Rose Marie Stallbaumer, OSB
Treasurer

801 SOUTH 8TH STREET • ATCHISON, KS 66002 • 913.360.6200 • FAX 913.360.6190
www.mountosb.org

Choose Director(s) with Environmental Expertise to Serve on ExxonMobil Board

Climate change expertise at both management and board levels is critical to companies' success in the energy industry because of significant environmental issues associated with their operations. These impact shareholders, lenders, host country governments and regulators, as well as affected communities. Companies' ability to demonstrate policies and best practices reflecting internationally accepted environmental standards can lead either to successful business planning or difficulties in raising new capital and obtaining the necessary licenses from regulators.

We believe ExxonMobil's Board of Directors would benefit by addressing the impact of climate change on its business at its most strategic level by electing to its Board independent specialists versed in all business aspects of climate change. Just one authoritative figure with acknowledged expertise and standing could perform a valuable role in ways that would enable the Board to more effectively address the environmental issues and risks inherent in its present business model regarding climate change. It would also help ensure that the highest levels of attention are focused on developing environmental standards for new projects. In comparison, banks which had inadequate expertise on their boards to deal with risks related to new financial instruments and transactions often paid a huge price with a major impact on shareholder value.

Since the Exxon Valdez incident, the public's perception of ExxonMobil represents a company with questionable environmental practices. For years some shareholders concerned about ExxonMobil's approach to climate change have asked to engage directly with members of its Board; consistently they have been denied this access to dialogue on matters of critical concern regarding climate change.

RESOLVED, shareholders request that, as elected board directors' terms of office expire, the Exxon Mobil Corporation's Board's Nominating Committee nominate for Board election at least one candidate who:

- has a high level of climate change expertise and experience in environmental matters relevant to hydrocarbon exploration and production, related risks, and alternative, renewable energy sources and is widely recognized in the business and environmental communities as such, as reasonably determined by ExxonMobil's Board, and
- will qualify, subject to exceptions in extraordinary circumstances explicitly specified by the board, as an independent director.*

---

*a director shall not be considered "independent" if, during the last three years, she or he –

- was, or is affiliated with a company that was an advisor or consultant to the Company;
- was employed by or had a personal service contract(s) with the Company or its senior management;
- was affiliated with a company or non-profit entity that received the greater of $2 million or 2% of its gross annual revenues from the Company;
- had a business relationship with the Company worth at least $100,000 annually;
- has been employed by a public company at which an executive officer of the Company serves as a director;
- had a relationship of the sorts described herein with any affiliate of the Company; and
- was a spouse, parent, child, sibling or in-law of any person described above.

Merrill Lynch
Bank of America Corporation

December 8, 2014

Mr. Jeffrey Woodbury
Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irvine, TX 75039-2298

FAX: 972-444-1157

RE: Co-filling of shareholders resolution – Choose Director(s) with Environmental Expertise to Serve on ExxonMobil Board

RE: Mt St Scholastica, TIN# OMB Memorandum M-07-16 ***

Dear Mr. Woodbury,

As of December 8, 2014 Mount St. Scholastica, Inc. held, and has held continuously for at least one year, 2069 shares of Exxon Mobil Corporation common stock. These shares have been held with Merrill Lynch, DTC number 5198.

If you need further information, please contact us at 316-631-3513

Sincerely,

Jody Herbert

Jody Herbert, Client Associate
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Cc: Benedictine Sisters of Mount St. Scholastica, Inc.

2959 N. Rock Road Ste 200 Wichita, KS 67226-1193
T 316.631.3500 T 800.777.3993

Page 44 redacted for the following reason:
- -
*** FISMA & OMB Memorandum M-07-16 ***

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving,TX 75039-2298

ExxonMobil

December 17, 2014

VIA UPS – OVERNIGHT DELIVERY

Rose Marie Stallbaumer, OSB
Treasurer
Benedictine Sisters of Mount St. Scholastica
801 South 8th Street
Atchison, KS 66002

Dear Sister Stallbaumer:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Benedictine Sisters of Mount St. Scholastica (the "Co-filer") the proposal previously submitted by Reverend Michael Crosby concerning climate expert on board in connection with ExxonMobil's 2015 annual meeting of shareholders. By copy of a letter from Merrill Lynch, share ownership has been verified.

In light of the guidance in SEC staff legal bulletin No. 14F dealing with Co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all Co-filers, including with respect to any potential negotiated withdrawal of the proposal. Unless the lead filer can represent that it holds such authority on behalf of all Co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Note that under Staff Legal Bulletin No. 14F, the SEC will distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage all proponents and any co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the proposal is subject to a no-action request.

Sincerely,

Brian D. Tinsley
Manager, Shareholder Relations

BDT/ljg

c: Reverend Michael Crosby

The Christopher Reynolds Foundation
Correspondence to:
Stephen Viederman
135 East 83rd Street, 15A
New York, New York 10028
(212) 639 9497
s.viederman@gmail.com

Received
DEC 08 2014
J. J. Woodbury

RECEIVED
DEC - 8 2014
G.R. GLASS

December 4, 2014

Mr. Jeffery Woodbury
Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

Dear Mr. Woodbury:

I want to thank you again for the very helpful dialogue we had in New York City. We look forward to continuing various discussions.

The Christopher Reynolds Foundation is co-filing the enclosed shareholder proposal for inclusion in the 2015 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The primary filer is Province of St. Joseph of the Capuchin Order.

We are the beneficial owner of at least $2,000 worth of Exxon Mobil stock, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, and intend to maintain ownership of the required number of shares through the date of the next annual meeting. We will be pleased to provide additional proof of ownership from our sub-custodian, a DTC participant.

The resolution will be presented at the AGM in accordance with the SEC rules by us or by our proxy.

The Reynolds Foundation is the holder of 56 shares of Exxon Mobil stock.

Please copy correspondence both to me and to the individuals who are receiving copies of this letter listed below.

We deputize the Province of St. Joseph of the Capuchin Order to withdraw the resolution for the Reynolds Foundation.

Sincerely yours,

Stephen Viederman

Finance Committee

Cc. Andrea Panaritis, Executive Director <panaritis@creynolds.org>
Tim Smith, Walden Asset Management tsmith@bostontrust.com
Michael Crosby

Choose Director(s) with Environmental Expertise to Serve on ExxonMobil Board

Climate change expertise at both management and board levels is critical to companies' success in the energy industry because of significant environmental issues associated with their operations. These impact shareholders, lenders, host country governments and regulators, as well as affected communities. Companies' ability to demonstrate policies and best practices reflecting internationally accepted environmental standards can lead either to successful business planning or difficulties in raising new capital and obtaining the necessary licenses from regulators.

We believe ExxonMobil's Board of Directors would benefit by addressing the impact of climate change on its business at its most strategic level by electing to its Board independent specialists versed in all business aspects of climate change. Just one authoritative figure with acknowledged expertise and standing could perform a valuable role in ways that would enable the Board to more effectively address the environmental issues and risks inherent in its present business model regarding climate change. It would also help ensure that the highest levels of attention are focused on developing environmental standards for new projects. In comparison, banks which had inadequate expertise on their boards to deal with risks related to new financial instruments and transactions often paid a huge price with a major impact on shareholder value.

Since the Exxon Valdez incident, the public's perception of ExxonMobil represents a company with questionable environmental practices. For years some shareholders concerned about ExxonMobil's approach to climate change have asked to engage directly with members of its Board; consistently they have been denied this access to dialogue on matters of critical concern regarding climate change.

RESOLVED, shareholders request that, as elected board directors' terms of office expire, the Exxon Mobil Corporation's Board's Nominating Committee nominate for Board election at least one candidate who:

- has a high level of climate change expertise and experience in environmental matters relevant to hydrocarbon exploration and production, related risks, and alternative, renewable energy sources and is widely recognized in the business and environmental communities as such, as reasonably determined by ExxonMobil's Board, and
- will qualify, subject to exceptions in extraordinary circumstances explicitly specified by the board, as an independent director.*

---

*a director shall not be considered "independent" if, during the last three years, she or he –

- was, or is affiliated with a company that was an advisor or consultant to the Company;
- was employed by or had a personal service contract(s) with the Company or its senior management;
- was affiliated with a company or non-profit entity that received the greater of $2 million or 2% of its gross annual revenues from the Company;
- had a business relationship with the Company worth at least $100,000 annually;
- has been employed by a public company at which an executive officer of the Company serves as a director;
- had a relationship of the sorts described herein with any affiliate of the Company; and
- was a spouse, parent, child, sibling or in-law of any person described above.

Wealth Management
14850 North Scottsdale Road
6th Floor
Scottsdale, AZ 85254
tel 480 922 7800
fax 480 922 7878
toll free 800 347 5107

Morgan Stanley

December 4, 2014

Mr. Jeffrey Woodbury
Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

Dear Mr. Woodbury,

Please be advised Christopher Reynolds Foundation has been a client of Morgan Stanley Smith Barney LLC ("Morgan Stanley") since May 2000. The Christopher Reynolds Foundation currently maintains brokerage accounts at Morgan Stanley which contain shares of ***Exxon Mobil Corporation.****, valued in excess of $2,000 as of the close of business on* ***December 4, 2014.*** *The position in* ***Exxon Mobil Corporation*** *has been continuously held for over a year.*

We are presenting the information contained herein pursuant to our customer's request. It is valid as of the date of issuance and is subject to change. Morgan Stanley does not warranty or guaranty that such identified securities, assets or monies will remain in the customer's account. The customer has full power to withdraw assets from this account at any time and no security interest or collateral rights are being granted to any party other than Morgan Stanley to the extent of any debit in the account.

Thank you for your time and consideration in this matter.

Sincerely,

Mike Robertson
Complex Risk Officer

Cc: Christopher Reynolds Foundation

Received
DEC 08 2014
J. J. Woodbury

Morgan Stanley

Wealth Management
14850 North Scottsdale Road
6th Floor
Scottsdale, AZ 85254
tel 480 922 7800
fax 480 922 7878
toll free 800 347 5107

December 4, 2014

RECEIVED
DEC - 8 2014
G.R. GLASS

Mr. Jeffrey Woodbury
Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

Dear Mr. Woodbury,

Please be advised Christopher Reynolds Foundation has been a client of Morgan Stanley Smith Barney LLC ("Morgan Stanley") since May 2000. The Christopher Reynolds Foundation currently maintains brokerage accounts at Morgan Stanley which contain shares of **Exxon Mobil Corporation.**, valued in excess of $2,000 as of the close of business on **December 4, 2014**. The position in **Exxon Mobil Corporation** has been continuously held for over a year.

We are presenting the information contained herein pursuant to our customer's request. It is valid as of the date of issuance and is subject to change. Morgan Stanley does not warranty or guaranty that such identified securities, assets or monies will remain in the customer's account. The customer has full power to withdraw assets from this account at any time and no security interest or collateral rights are being granted to any party other than Morgan Stanley to the extent of any debit in the account.

Thank you for your time and consideration in this matter.

Sincerely,

Mike Robertson
Complex Risk Officer

Cc: Christopher Reynolds Foundation

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving,TX 75039-2298

ExxonMobil

December 17, 2014

VIA UPS – OVERNIGHT DELIVERY

Stephen Viederman
Finance Committee
The Christopher Reynolds Foundation
135 83rd Street, 15A
New York, NY 10028

Dear Mr. Viederman:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of The Christopher Reynolds Foundation (the "Co-filer") the proposal previously submitted by Reverend Michael Crosby concerning climate expert on board in connection with ExxonMobil's 2015 annual meeting of shareholders. By copy of a letter from Morgan Stanley, share ownership has been verified.

In light of the guidance in SEC staff legal bulletin No. 14F dealing with Co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all Co-filers, including with respect to any potential negotiated withdrawal of the proposal. Unless the lead filer can represent that it holds such authority on behalf of all Co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Note that under Staff Legal Bulletin No. 14F, the SEC will distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage all proponents and any co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the proposal is subject to a no-action request.

Sincerely,

Brian D. Tinsley
Manager, Shareholder Relations

BDT/ljg

c: Reverend Michael Crosby
Timothy Smith, Walden Asset Management
Andrea Panaritis, Executive Director

RECEIVED

DEC 2 9 2014

G.R. GLASS

Tinsley, Brian D

From:	Smith, Timothy <tsmith@bostontrust.com>
Sent:	Monday, December 22, 2014 1:06 PM
To:	Tinsley, Brian D
Cc:	gladys@holyfamilysisters.org; Steve Viederman (s.viederman@gmail.com); Green, Anita
Subject:	Follow up on Dec 17 letters from ExxonMobil
Categories:	External Sender

Morning Brian.,
I am writing to follow up on specific questions raised in letters from you to Walden and several clients re details related to filings. The packet of letters raised questions re. cofiling letters by Walden, Sisters of the Holy Family, Reynolds Fdn, Needmor Fund and the United Methodist Pension Board .
I did have an opportunity to check each of the filing letters referenced and fortunately can confirm that each of them did deputize the primary filer to act on their behalf if a resolution was being withdrawn . As you note the SEC requires such a statement which helps both companies and proponents .
You further noted the importance of email address to facilitate communication by the company or SEC. I am glad to provide these. Mine is tsmith@bostontrust.com; Steve Viederman is (s.viederman@gmail.com); Sister Gladys Guenther gladys@holyfamilysisters.org; Needmor's Exec Director is Frank Sanchez and his email is sanch@trailnet.com; Anitas email is Anita_Green@gbophb.org

Do let me know if I can help with any other details.

Timothy Smith
Senior Vice President
Director of Environmental Social and Governance Shareowner Engagement
Walden Asset Management .
33rd floor, One Beacon Street,
Boston, MA 02108
617-726-7155

Exhibit B

DAY PITNEY LLP

BOSTON CONNECTICUT NEW JERSEY NEW YORK WASHINGTON, D.C.

One Jefferson Road
Parsippany, NJ 07054-2891
T: 973-966-6300 F: (973) 966 1015

January 23, 2015

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Re: ***Shareholder Proposal – Province of St. Joseph of the Capuchin Order***

Exxon Mobil Corporation (the "*Corporation*"), a corporation organized under the New Jersey Business Corporation Act (the "*Act*"), has received a request pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), to include in its proxy materials for its 2015 annual meeting of shareholders a proposal (the "*Proposal*") which requests that shareholders approve the following resolution:

> **RESOLVED**, shareholders request that, as elected board directors' terms of office expire, the Exxon Mobil Corporation's Board's Nominating Committee nominate for Board election at least one candidate who:
> - has a high level of climate change expertise and experience in environmental matters relevant to hydrocarbon exploration and production, related risks, and alternative, renewable energy sources and is widely recognized in the business and environmental communities as such, as reasonably determined by ExxonMobil's Board, and
> - will qualify, subject to exceptions in extraordinary circumstances explicitly specified by the board, as an independent director.*

You have asked us whether the Proposal is a proper subject for action by shareholders under the law of the State of New Jersey and whether the implementation of the Proposal by the Corporation violates New Jersey law.

---

* The Proposal provides that a director shall not be considered "independent" if, during the last three years, she or he

- was, or is affiliated with a company that was an advisor or consultant to the Company;
- was employed by or had a personal service contract(s) with the Company or its senior management;
- was affiliated with a company or non-profit entity that received the greater of $2 million or 2% of its gross annual revenues from the Company;
- had a business relationship with the Company worth at least $100,000 annually;
- has been employed by a public company at which an executive officer of the Company serves as a director;
- had a relationship of the sorts described herein with any affiliate of the Company; and
- was a spouse, parent, child, sibling or in-law of any person described above.

We have reviewed the Proposal, which was submitted to the Corporation by Province of St. Joseph of the Capuchin Order. We have reviewed the Corporation's Restated Certificate of Incorporation and the Corporation's By-laws ("*By-laws*").

Conclusion

For the reasons that follow, it is our opinion that the Proposal is not a proper subject for shareholder action under the law of the State of New Jersey and that the implementation of the Proposal by the Corporation would cause the Corporation to violate New Jersey law.

Discussion

It is a common precept of corporate law that candidates for election to the board of directors are nominated by a corporation's board of directors or by its shareholders. This precept is recognized by John MacKay, a leading scholar on New Jersey corporate law, in his treatise *New Jersey Corporations and Other Business Entities*: "Ordinarily, candidates for election or reelection as directors are endorsed by the incumbent board. The endorsement by the board is often preceded by the designation of the candidates by a nominating committee of the board. These persons are usually referred to as "management nominees." If there is a contest for control, the opposing shareholders will endorse or nominate their own candidates. In the case of a contested director election in a public corporation, each side will solicit proxies from the other shareholders." John R. MacKay, II, et al, New Jersey Corporations and Other Business Entities, 3rd Ed. § 6.04[4][c][iii] (Matthew Bender & Co., 2013). This is consistent with the way in which the Corporation's directors are nominated, as reflected in the Corporation's Corporate Governance Guidelines which provide that the "Board, acting on the recommendation of the Board Affairs Committee, will nominate a slate of director candidates for election at each annual meeting of shareholders ...."

The Proposal, on the other hand, calls for "Exxon Mobil Corporation's Board's Nominating Committee" to nominate for Board election at least one candidate with a high level of climate change expertise and experience in certain specific environmental matters. This is inconsistent with the basic precept of corporate law described above and is an express violation of New Jersey law as discussed below.

Under Section 14A:6-9(1)(c) of the Act, the board of directors of a corporation is empowered to form one or more board committees from among its members, and each such committee may have and may exercise all the authority of the board to the extent provided by the board of directors or in the certificate of incorporation or the by-laws "except that no such committee shall ... submit to shareholders any action that requires shareholders' approval."[1]

[1] Compare Section 141(c)(2) of the Delaware General Corporation Law ("DGCL") which includes a similar provision but expressly excludes the election of directors from those required actions which a board committee

Section 14A:6-9(1)(b) further provides that a board committee shall not "elect or appoint any director." Article III, Section 1 of the By-laws likewise provides that no committee formed by the Corporation's Board of Directors may submit to shareholders any action that requires shareholder approval or elect any director.

Under Section 14A:6-3(1) of the Act, the election of directors is an action that requires shareholder approval: "At the first annual meeting of shareholders and at each annual meeting thereafter the shareholders shall elect directors to hold office until the next succeeding annual meeting ..." Accordingly, under New Jersey law, director nominees are required to be submitted to shareholders for approval on an annual basis.

When a director candidate is nominated for election, that candidate is, in effect, being approved for submission to a shareholder vote, and such submission is required under New Jersey law on an annual basis as described above. Therefore, it follows, that if implemented, the Proposal, which calls for nomination of directors by the Board's Nominating Committee (presumably referring to the Corporation's Board Affairs Committee, which functions as the nominating committee) would cause the Corporation to violate Section 14A:6-9(1)(c) of the Act, which prohibits a board committee from submitting to shareholders any action that requires shareholder approval.

Further, because board committees are also not permitted to elect or appoint directors under Section 14A:6-9(1)(b), it also stands that a board committee should not be able to nominate a director candidate for election, as this would permit a board committee to do indirectly what it is prohibited from doing under New Jersey law.

Based on the foregoing, the Proposal is therefore in direct contradiction with the requirements of Section 14A:6-9(1) and, as a result, is not a proper subject for action by shareholders under Exchange Act Rule 14a-8(i)(1) and its implementation would cause the Corporation to violate state law under Exchange Act Rule 14a-8(i)(2).

Further, it is our opinion that the Proposal violates New Jersey law despite the fact that the language of the proposal may be construed as an advisory, versus mandatory, request. Even if construed as an advisory proposal, the Board cannot consider implementation of a proposal that, if implemented, would violate New Jersey law.

---

cannot recommend for shareholder action: "Any such [board] committee, to the extent provided in the resolution of the board of directors, or in the bylaws of the corporation, shall have and may exercise all the powers and authority of the board of directors in the management of the business and affairs of the corporation ... ; but no such committee shall have the power or authority in reference to the following matter: (i) approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by this chapter to be submitted to stockholders for approval ...." (emphasis added). DGCL Section 141(c)(2) was amended in 2004 to include this parenthetical to clarify that the board of directors of a Delaware corporation has the authority to establish a committee with delegated power to recommend the nomination or removal of board members. 74 Del. Laws 326 (2004).

In conclusion, because the Proposal cannot be implemented without directly contravening the specified section of the Act, we are of the opinion that it is therefore contrary to, and in violation of, New Jersey law.

We are admitted to practice law in New Jersey. The foregoing opinion is limited to the laws of the State of New Jersey and the federal law of the United States. Except for submission of a copy of this letter to the SEC in connection with its consideration of inclusion and exclusion of materials in the Corporation's proxy materials for its 2015 annual meeting, this letter is not be quoted or otherwise referred to in any document or filed with any entity or person (including, without limitation, any governmental entity), or relied upon by any such entity or persons other than the addressee without the written consent of this firm.

Very truly yours,

Day Pitney LLP

DAY PITNEY LLP